Exhibit 12.1

STANLEY-MARTIN COMMUNITIES, LLC
Ratio of Earnings to Fixed Charges

For the twelve months ended December 31,	2005	2004

Pretax income from continuing operations before MI	$46,843,451	$22,545,744
Add: Fixed Charges
Interest Expense	2,803,424	802,934
Interest component of rent expense	363,539	187,800
Capitalized Interest	10,909,434	3,526,948
Amortization of Capitalized interest	4,781,856	3,001,000
Minus:
Capitalized Interest	(10,909,434)	(3,526,948)

“Earnings” as defined	$54,792,270	$26,537,478

Fixed Charges:
Interest expense	2,803,424	802,934
Interest component of rent expense	363,539	187,800
Capitalized Interest	10,909,434	3,526,948

Fixed Charges	$14,076,397	$4,517,682

Ratio of Earnings to Fixed Charges	3.89	5.74